Exhibit 10.5

DIVIDEND REINVESTMENT PLAN

OF

AB COMMERCIAL REAL ESTATE PRIVATE DEBT FUND, LLC

Effective as of [            ], 2021

AB Commercial Real Estate Private Debt Fund, LLC, a Delaware limited liability company (the “Company”), hereby adopts the following reinvestment plan (the “Reinvestment Plan”) of the Company. (Capitalized terms used in this Reinvestment Plan and not otherwise defined herein are defined as set forth in the Company’s Amended and Restated Limited Liability Company Operating Agreement (as amended and/or restated from time to time, the “Operating Agreement”)).

1. With respect to each Capital Commitment made by a Member at a Closing, the Member shall be required to elect in its Subscription Agreement whether it will (a) opt into to the Reinvestment Plan (any such opt in, a “Reinvestment Election”), whereby the Member shall have its Current Income distributions automatically withheld and reinvested into the Company (with additional Units of the Company corresponding to such reinvestment being issued to such Member), or (b) opt out of the Reinvestment Plan (any such opt out, a “Distribution Election”), whereby the Member shall receive quarterly distributions of Current Income from the Company, to the extent available. Any Member that does not make any such election in its Subscription Agreement shall, by default, be deemed to have made a Distribution Election.

2. Such Current Income distributions shall be payable on such date or dates (each, a “Payment Date”) as may be fixed from time to time by the Company to Members of record at the close of business on the record date(s) established by the Company for the Current Income distributions involved. The Company expects to distribute Current Income on a quarterly basis to Members that have made a Distribution Election. Notwithstanding anything to the contrary herein, the Company shall make sufficient distributions to maintain its qualification as a REIT and retain ultimate discretion on whether to make distributions and the timing thereof. In addition, the right of any Member to receive distributions is subject to the provision by the Company for all Company liabilities in accordance with Delaware law and for estimated accrued expenses, liabilities or contingencies, even if such reserves are not required by GAAP.

3. The Company intends to use additional Units of the Company to implement the Reinvestment Plan. The number of Units of the Company to be issued to a Member that has elected to have its pro rata share of Current Income distributions reinvested in accordance with this Reinvestment Plan (each, a “Participant”) shall be the amount determined by dividing the total dollar amount of the Current Income distribution payable to such Participant by the Net Asset Value per Unit as of the Payment Date as determined by the Company (the “Payment Date NAV”). For the avoidance of doubt, the Company may issue fractional Units in connection with the Reinvestment Plan. With respect to Units that are subject to a reduced Management Fee, such reduced Management Fee shall attach and apply to any corresponding Units issued pursuant to the Reinvestment Plan.

4. Units issued pursuant to the Reinvestment Plan in connection with any Current Income distribution shall be issued to each Participant (i) in the event that the Payment Date NAV has been approved by the Company prior to the Payment Date of such distribution, on the Payment Date or (ii) otherwise, promptly upon the date such approval has been provided by the Company. All Units issued pursuant to the Reinvestment Plan shall be issued in non-certificated form and shall be credited to such Participant on the books and records of the Company.

5. The Company shall confirm to each Member each distribution or reinvestment of Current Income (as applicable) made pursuant to the Reinvestment Plan as soon as practicable following the date of such distribution or reinvestment of Current Income.

6. Distributions made to a Member that represent a book return of capital (and not Current Income) will be added back to such Member’s Remaining Commitment and will be subject to recall in accordance with the Operating Agreement; provided that in no event will a Member’s Remaining Commitment be increased above its Capital Commitment.

7. Expenses for administering the Reinvestment Plan shall be paid for by the Company.

8. The Reinvestment Plan may be terminated by the Company upon notice in writing mailed to each Participant at least 30 days prior to the effectiveness of such termination.

9. These terms and conditions may be amended or supplemented by the Company at any time. Any such amendment or supplement may include an appointment by the Company of an agent under the terms and conditions agreed upon by the Company, with full power and authority to perform all or any of the acts to be performed by the Company.

10. The Company will at all times act in good faith and use its best efforts within reasonable limits to ensure its full and timely performance of all services to be performed by it under this Reinvestment Plan and to comply with applicable law, but assumes no responsibility and shall not be liable for loss or damage due to errors.

11. These terms and conditions shall be governed by the laws of the State of Delaware, without regard to the conflicts of law principles thereof, to the extent such principles would require or permit the application of the laws of another jurisdiction.